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14047714

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 36759

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RIM SECURITIES LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

570 LEXINGTON AVE
(No. and Street)

NEW YORK	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GREGG GIAQUINTO — 212 702-3546
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WEISBERG, MOLE', KRANTZ & GOLDFARB LLP
(Name -- *if individual, state last, first, middle name*)

185 CROSSWAYS PARK DRIVE	WOODBURY	NY	11797
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 26 2014
04 REGISTRATIONS BRANCH

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, GREGG GIAQUINTO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RIM SECURITIES LLC, as of 31-Dec 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

Managing Director

Title

Notary Public

RICHARD J. BARTON
Notary Public, State Of New York
No. 02BA6073107
Qualified In Richmond County
Commission Expires June 3, 2014

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RIM SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2013

WMK&G

Weisberg, Molé, Krantz & Goldfarb, LLP
Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

To the Member of
RIM Securities LLC

Report on the Financial Statements

We have audited the accompanying financial statement of RIM Securities LLC ("the Company"), which comprises the statement of financial condition, as of December 31, 2013 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

185 Crossways Park Drive, Woodbury, NY 11797 • Phone: 516-933-3800 • Fax: 516-933-1060
700 Kinderkamack Rd, Oradell, New Jersey 07649 • Phone: 201-655-6249 • Fax: 201-655-6098
www.weisbergmole.com

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of RIM Securities LLC as of December 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

Weisberg, Molé, Krantz & Goldfarb, LLP

Woodbury, New York
February 13, 2014

WMK&G

RIM SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2013

ASSETS

Cash	$	251,563
Receivables from clients, brokers or dealers and others - note 2		374,634
Other assets		48,150
Total assets	$	674,347

LIABILITIES AND MEMBER'S EQUITY

Accrued expenses and other payables	$	33,776
Due to affiliates - note 6		17,062
Total liabilities	$	50,838
Member's equity	$	623,509
Total liabilities and member's equity	$	674,347

The accompanying notes are an integral part of this financial statement.

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

General

RIM Securities LLC (the "Company"), a Delaware limited liability company, is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly owned subsidiary of Acebes, D'Alessandro and Associates LLC, which was renamed City National Rochdale Holdings LLC ("CNRH" or the "Parent"). CNRH is a wholly owned subsidiary of City National Bank (the "Bank"). The Bank is a wholly owned subsidiary of City National Corporation (the "Corporation").

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include demand deposits and money market deposits. Cash held in banks periodically exceeds the Federal Deposit Insurance Corporation's (FDIC) insurance coverage of $250,000, and as a result there is a concentration of credit risk related to the amount in excess of FDIC insurance coverage.

Securities Owned

Securities owned (both long and short positions) are valued at fair value with resulting gains and losses reflected in net income for the year. At December 31, 2013, the company did not hold any investment securities.

Receivables from Clients and Brokers or Dealers

Commissions earned are deposited directly into the Company's accounts by the clearing firm upon settlement of the trade. Accordingly, no allowance for doubtful accounts has been recorded.

Revenue Recognition

The Company records commissions earned on securities transactions on a trade date basis. In addition, realized gains and losses on the sale of investment securities are recorded on a trade date basis.

Income Taxes

The Company is a single member limited liability company and is considered a disregarded entity for federal and state income tax reporting purposes. Therefore, the Company's assets, liabilities, income and expenses will be reported on the Corporation's income tax return.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (*continued*)

Credit and Off-Balance-Sheet Risk

In the normal course of business, the Company is involved in the execution of various securities transactions for its customer accounts. Securities transactions are subject to the risk of counterparty or customer nonperformance. However, transactions are collateralized by the underlying security, thereby reducing the associated risk to changes in the fair value of the security through the settlement date or to the extent of margin balances. The settlement of these transactions is not expected to have a material effect on the Company's financial condition or results of operation.

NOTE 3 - FAIR VALUE MEASUREMENTS

Accounting Standards Codification No. 820, *Fair Value Measurements* ("ASC 820"), defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified in accordance with professional standards, are used to measure fair value.

Level 1 - Pricing inputs are unadjusted, quoted prices available in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 - Pricing inputs are quoted prices for similar investments, or inputs that are observable for the asset or liability either directly or indirectly for substantially the full term through corroboration with observable market data.

Level 3 - Pricing inputs are unobservable for the asset or liability and rely on management's own assumptions. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

Management considers all investments in securities owned to be valued using Level 3 inputs. These investments are measured at fair value on a regular basis by applying an adjusted price-earnings ratio ("PE Ratio") of a comparable publically traded Chinese company in the same industry to trailing earnings. The PE Ratio is adjusted for market differences between geographic locations. Management also applies discount factors for lack of marketability and control. The following table summarizes the changes in investments valued using Level 3 inputs:

Investment Category	Balance at January 1, 2013	Sales	Realized Gains (Losses)	Change In Unrealized Gains (Losses)	Balance at December 31, 2013
Equities	$ 16,382	$ (7,323)	$ (12,356)	$ 3,297	$ -

NOTE 4 - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital (Rule 15c3-1) and is required to maintain minimum net capital, equivalent to $100,000. As of December 31, 2013, the Company's net capital was $495,322, which was $395,322 in excess of its minimum requirement of $100,000. The Company's aggregate indebtedness to net capital ratio was .1026 to 1.

NOTE 5 - CUSTOMER PROTECTION RULE

The Company had no items reportable as customers' fully paid securities: (1) not in the Company's possession or control as of the audit date (for which instructions to reduce to possession or control had been issued as of the audit date) but for which the required action was not taken by the Company within the time frames specified under Rule 15c3-3 or (2) for which instructions to reduce to possession or control has not been issued as of the audit date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

The Company is exempt from SEC Rule 15c3-3 pursuant to the exemptive provisions under sub-paragraph (k)(2)(ii) and, therefore, is not required to maintain a "Special Reserve Bank Account for Exclusive Benefit of Customers."

NOTE 6 - RELATED PARTIES

The Company receives certain management, general and administrative services and utilizes personnel from affiliated companies. In addition, the Company is charged a monthly service fee for expenditures made by an affiliated company in the course of attracting and maintaining customers which comprise the Company's primary source of business. These services were transacted in the normal course of business and were recorded as specific expenses in the period provided.

Frequently throughout the year, transfers of working capital are made between the Company and affiliated companies. These affiliated companies are under common control and are wholly owned by CNRH. Payables related to working capital transfers amounted to $17,062 at December 31, 2013.

NOTE 7 - SUBSEQUENT EVENTS

The Company evaluated events occurring after December 31, 2013 and through February 13, 2014, the date the financial statements were available to be issued, to determine whether any items were noted, which necessitated adjustments to or disclosure in the financial statements. No such subsequent events were identified.

SUPPLEMENTARY INFORMATION

WMK&G

Weisberg, Molé, Krantz & Goldfarb, LLP
Certified Public Accountants

Independent Auditors' Report on Internal Accounting Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

To the Member of
RIM Securities LLC

In planning and performing our audit of the financial statements and supplemental schedules of RIM Securities LLC ("the Company"), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

185 Crossways Park Drive, Woodbury, NY 11797 • Phone: 516-933-3800 • Fax: 516-933-1060
700 Kinderkamack Rd, Oradell, New Jersey 07649 • Phone: 201-655-6249 • Fax: 201-655-6098
www.weisbergmole.com

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of Management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.

Weinberg, Mole', Krantz & Goldfarb, LLP

Woodbury, New York
February 13, 2014